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COREY F. ROSE

corey.rose@dechert.com
+1 202 261 3314 Direct
+1 202 261 3158 Fax

August 9, 2017

VIA EDGAR CORRESPONDENCE

Jeffrey Long

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          The Hartford Mutual Funds, Inc. (SEC File No. 333-219219) (the “Registrant”)

Dear Mr. Jeffrey Long:

We are writing in response to comments you provided telephonically to me on July 26, 2017 with respect to The Registrant’s preliminary Information Statement/Prospectus on Form N-14 (the “N-14”) filed on July 10, 2017, relating to the proposed reorganization of The Hartford Unconstrained Bond Fund (the “Acquired Fund”) with and into The Hartford Strategic Income Fund (the “Acquiring Fund,” and together with the Acquired Fund, the “Funds”), each a series of the Registrant (the “Reorganization”). On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter.    To the extent not otherwise defined herein, capitalized terms have the meanings attributed to such terms in the N-14.

1.                                      Comment:            Please confirm whether there will be any material portfolio repositioning of the Acquired Fund in anticipation of the Reorganization.  If so, please state as such and discuss any anticipated tax implications.

Response:                                        The Registrant confirms that the Acquired Fund does not expect any material portfolio repositioning, but may take into account the portfolio of the Acquiring Fund when selling securities to meet redemptions in the normal course of business during the period leading up to the Reorganization.

2.                                      Comment:            Please confirm that the “Shareholder Fees” and “Annual Fund Operating Expenses” tables under the heading “REASONS FOR

THE REORGANIZATION—OPERATING EXPENSES” reflect the Funds’ current fees and expenses.

Response:                                        The Registrant has revised the first sentence of the first paragraph of the “OPERATING EXPENSES” section of the N-14 to replace the reference to “March 1, 2017” with “April 30, 2017”.

3.                                      Comment:            Please revise the “Shareholder Fees” and “Annual Fund Operating Expenses” tables under the heading “REASONS FOR THE REORGANIZATION—OPERATING EXPENSES” state the Funds’ waivers as negative numbers.

Response:                                        The Registrant respectfully declines to make the proposed change, as the proposed revision would cause the Annual Fund Operating Expense tables presented in the N-14 to differ in presentation from those in the Funds’ currently effective summary and statutory prospectuses filed on Form N-1A.  The Registrant believes that it is clear when reading the table as a whole that the waivers serve to decrease annual fund operating expenses.

4.                                      Comment:            Footnote 3 to the “Annual Fund Operating Expenses” tables  for Class B shares of the Hartford Strategic Income Fund under the heading “REASONS FOR THE REORGANIZATION—OPERATING EXPENSES” indicates that the distribution fee was reduced to comply with the Financial Industry Regulatory (“FINRA”) requirements.  Please explain supplementally why this was necessary.

Response:                                        The Registrant notes that this footnote is consistent with the information presented in the Funds’ currently effective summary and statutory prospectuses filed on Form N-1A. Further, in connection with the closing of the Class B shares of the Acquiring Fund to new investors and the consequent impact on new gross sales of Class B shares, the Acquiring Fund was obligated to reduce the annual 12b-1 fee by the full amount of the distribution portion of that fee, i.e., 0.75%, to avoid violating FINRA Rule 2341(d).

Sincerely,

/s/Corey F. Rose

Corey F. Rose

cc:                  John B. Ashley
John V. O’Hanlon